

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 3, 2007

Mr. Murray Bailey
Chief Executive Officer
EESTech, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE: EESTech, Inc. (f/k/a Aqua Dyne, Inc.)**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **Form 8-K Filed August 3, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

We have reviewed your response letter dated March 27, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2006

1. We note several instances where your interim financial statement disclosures could be improved to comply with generally accepted accounted principles. Also, we note that you did not disclose the nature or the terms of the long-term liabilities incurred during the period. In future filings, please note the interim and annual disclosure requirements of SFAS 141, SFAS 131 and SFAS 95. Please also note the requirements of paragraph (b)(2) of Item 310 of Regulation S-B, which requires disclosures as needed for a fair presentation of interim financial information.

Form 8-K Filed August 3, 2006

2. We reviewed your response to comment four from our comment letter dated October 20, 2006. It appears to us that your investment in Methgen Inc. meets the

condition specified in Item 310(c)(2)(i) of Regulation S-B at a level that would require audited financial statements in accordance with paragraph (c)(3)(i) of the Item. Please provide us with your significance tests that shows none of the conditions in paragraph (c)(2) of Item 310 of Regulation S-B exceeds 20% as indicated in your response. Otherwise, in the amendment to Form 8-K that you intend to file to report the transaction under Item 2.01, please file the financial statements and pro forma information required by Item 9.01.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief